# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Korsana Biosciences, Inc., CIK 0001755237
CUSIP: 23255M303
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 203 Crescent Street, Bldgs. #3/3A/4, Suite 503, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 09/08/2026
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,103,729; sole dispositive power 0; shared dispositive power 9,103,729; aggregate amount beneficially owned 9,103,729 (19.99% of the class)
  Comment: The securities include (a) 6,911,174 shares of common stock, no par value per share (the "Common Stock"), directly held by Fairmount Healthcare Fund II L.P. ("Fund II") and 2,192,555 shares of Common Stock directly held by Fairmount Healthcare Co-Invest VI L.P. ("Co-Invest"), and exclude (b) 2,074,000 shares of Common Stock issuable upon conversion of 2,074 shares of Series B Non-Voting Convertible Preferred Stock, no par value per share (the "Series B Preferred Stock"), directly held by Fund II and 66,436 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"), and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 45,544,116 shares of Common Stock outstanding as of September 9, 2026, consisting of (i) 45,541,425 shares of Common Stock outstanding as of September 8, 2026 and (ii) 2,691 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,911,174; sole dispositive power 0; shared dispositive power 6,911,174; aggregate amount beneficially owned 6,911,174 (15.17% of the class)
  Comment: The securities include (a) 6,911,174 shares of Common Stock directly held by Fund II, and exclude (b) 2,074,000 shares of Common Stock issuable upon conversion of 2,074 shares of Series B Preferred Stock directly held by Fund II and 66,436 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 45,544,116 shares of Common Stock outstanding as of September 9, 2026, consisting of (i) 45,541,425 shares of Common Stock outstanding as of September 8, 2026 and (ii) 2,691 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons.
- Fairmount Healthcare Co-Invest VI L.P. (CIK 0002124208): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,192,555; sole dispositive power 0; shared dispositive power 2,192,555; aggregate amount beneficially owned 2,192,555 (4.81% of the class)
  Comment: The securities include 2,192,555 shares of Common Stock directly held by Co-Invest.
  
  Row 13 is based on 45,541,425 shares of Common Stock outstanding as of September 8, 2026.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,103,729; sole dispositive power 0; shared dispositive power 9,103,729; aggregate amount beneficially owned 9,103,729 (19.99% of the class)
  Comment: The securities include (a) 6,911,174 shares of Common Stock directly held by Fund II and 2,192,555 shares of Common Stock directly held by Co-Invest, and exclude (b) 2,074,000 shares of Common Stock issuable upon conversion of 2,074 shares of Series B Preferred Stock directly held by Fund II and 66,436 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 45,544,116 shares of Common Stock outstanding as of September 9, 2026, consisting of (i) 45,541,425 shares of Common Stock outstanding as of September 8, 2026 and (ii) 2,691 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 2,691; shared voting power 9,103,729; sole dispositive power 2,691; shared dispositive power 9,103,729; aggregate amount beneficially owned 9,106,420 (19.99% of the class)
  Comment: The securities include (a) 2,691 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Kiselak*, (b) 6,911,174 shares of Common Stock directly held by Fund II and (c) 2,192,555 shares of Common Stock directly held by Co-Invest, and exclude (i) 2,074,000 shares of Common Stock issuable upon conversion of 2,074 shares of Series B Preferred Stock directly held by Fund II and (ii) 66,436 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 45,544,116 shares of Common Stock outstanding as of September 9, 2026, consisting of (i) 45,541,425 shares of Common Stock outstanding as of September 8, 2026 and (ii) 2,691 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons.
  
  * Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Korsana Biosciences, Inc.
Address of issuer's principal executive offices: 203 Crescent Street, Bldgs. #3/3A/4, Suite 503, Waltham, Massachusetts (MA), 02453

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"); (2) Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"); (3) Fairmount Healthcare Co-Invest VI L.P., a Delaware limited partnership ("Co-Invest"); (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II and Co-Invest are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's and Co-Invest's portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Co-Invest is a Delaware limited partnership. Mr. Harwin is a citizen of the United States of America. Mr. Kiselak is a citizen of Slovakia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 9,103,729 shares of Common Stock, which is comprised of (a) 6,911,174 shares of Common Stock directly held by Fund II and 2,192,555 shares of Common Stock directly held by Co-Invest, and exclude (b) 2,074,000 shares of Common Stock issuable upon conversion of 2,074 shares of Series B Preferred Stock directly held by Fund II and 66,436 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

The aggregate purchase price of the Common Stock and Pre-Funded Warrants purchased and currently owned by the Reporting Persons is $99,999,973. The aggregate purchase price of the Series B Preferred Stock purchased and currently owned by the Reporting Persons is $12,500,000. The source of the funding for the purchases of the Common Stock, Series B Preferred Stock and Pre-Funded Warrants was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of September 8, 2026. The Reporting Persons' securities include (a) 2,691 shares of Common Stock issuable upon the exercise of options held directly by Mr. Kiselak that are currently exercisable or will be exercisable within 60 days of the date of this filing, (b) 6,911,174 shares of Common Stock directly held by Fund II and (c) 2,192,555 shares of Common Stock directly held by Co-Invest, and exclude (i) 2,074,000 shares of Common Stock issuable upon conversion of 2,074 shares of Series B Preferred Stock directly held by Fund II and (ii) 66,436 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

Mr. Kiselak serves as a member of the board of directors of the Company, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Initial Financing

In November 2024, Pre-Merger Korsana (as defined below) issued and sold 4,000,000 shares of its Series Seed Preferred Stock to Fund II at a purchase price of $1.25 per share. In September 2025, Pre-Merger Korsana issued and sold an additional 6,000,000 shares of its Series Seed Preferred Stock to Fund II at a purchase price of $1.25 per share and 12,500,000 shares of its Series A Preferred Stock to Fund II at a purchase price of $2.00 per share.

Agreement and Plan of Merger

On April 1, 2026, the Company, a Massachusetts corporation, entered into the Agreement and Plan of Merger and Reorganization, dated as of April 1, 2026, which was subsequently amended on April 17, 2026 (as amended, the "Merger Agreement"), with Korsana Biosciences, Inc., a Delaware corporation ("Pre-Merger Korsana"), Cariboos Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("First Merger Sub"), and Cariboos Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Second Merger Sub"). Pursuant to the Merger Agreement, on September 8, 2026, First Merger Sub merged with and into Pre-Merger Korsana, pursuant to which Pre-Merger Korsana was the surviving corporation and became a wholly owned subsidiary of the Company (the "First Merger"). Immediately following the First Merger, Pre-Merger Korsana merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the "Merger").

After completion of the Merger, Second Merger Sub changed its name to Korsana Biosciences Operating Company, LLC and the Company changed its name to Korsana Biosciences, Inc.

Following a reverse stock split effected by the Company, and as a result of and upon the effective time of the First Merger (the "First Effective Time"), (i) each then-outstanding share of Pre-Merger Korsana capital stock (including shares of Pre-Merger Korsana common stock issued in the Korsana Pre-Closing Financing (as defined below) and excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) was converted solely into the right to receive a number of shares of Common Stock equal to the Exchange Ratio (the "Parent Common Stock Payment Shares"); (ii) to the extent the shares of Common Stock otherwise issuable to a holder would have exceeded that holder's Beneficial Ownership Limitation, the Company issued shares of Common Stock up to that limitation and, in lieu of the excess, pre-funded warrants to purchase a number of shares of Common Stock equal to such excess (the "Merger Pre-Funded Warrants"); (iii) each then-outstanding share of Pre-Merger Korsana Series Seed Preferred Stock was converted solely into the right to receive a number of Series B Preferred Stock equal to the Exchange Ratio divided by 1,000; (iv) each then-outstanding Pre-Merger Korsana warrant, including each pre-funded warrant issued in the Korsana Pre-Closing Financing, ceased to represent a right to acquire Pre-Merger Korsana capital stock and was converted into a warrant to purchase Common Stock (an "Assumed Warrant" and, together with the Merger Pre-Funded Warrants, the "Pre-Funded Warrants"), on the same terms and conditions, with the number of shares of Common Stock subject to each Assumed Warrant equal to the number of shares of Pre-Merger Korsana common stock subject to it multiplied by the Exchange Ratio and the exercise price per share equal to its prior exercise price divided by the Exchange Ratio (rounded up to the nearest whole cent); and (v) each then-outstanding Pre-Merger Korsana option and restricted stock unit was assumed by the Company. The Beneficial Ownership Limitation may be designated by each holder at between 0% and 19.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the Merger Consideration, and is 9.99% for any holder that did not make a designation; any increase in a holder's Beneficial Ownership Limitation is not effective until the 61st day after written notice to the Company.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits 99.2 and 99.3 to this Schedule 13D and is incorporated herein by reference.

Articles of Amendment

Immediately prior to the effective time of the Second Merger, the Company filed articles of amendment to its articles of organization with the office of the Secretary of the Commonwealth of Massachusetts (the "Articles of Amendment"), which (i) changed the name of the Company to "Korsana Biosciences, Inc.", (ii) effected the reverse stock split, and (iii) designated shares of the Company's preferred stock as the Series B Preferred Stock.

At all times when at least 30% of the originally issued Series B Preferred Stock remain issued and outstanding: (i) the holders of record of the Series B Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect four directors ("Preferred Directors"); and (ii) the holders of the Common Stock and of any other class or series of voting shares (including the Series B Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Company. Each Preferred Director shall be entitled to three votes on each matter presented to the board of directors of the Company.

Holders of Series B Preferred Stock are entitled to receive dividends on Series B Preferred Stock equal to, on an as-if-converted-to-Common Stock basis and without regard to the beneficial ownership limitation, and in the same form and in the same manner as dividends (other than dividends payable in the form of Common Stock) actually paid on Common Stock. Except as otherwise provided in the Articles of Amendment or as otherwise required by the Massachusetts Business Corporation Act, the Series B Preferred Stock do not have voting rights other than in relation to the election of directors as described above. However, as long as any Series B Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the rights, powers, preferences and other terms of the Series B Preferred Stock set forth in the Articles of Amendment, (c) amend or repeal any provision of, or add any provision to, the Company's articles of organization (including the description of rights of the Series B Preferred Stock) or amended and restated bylaws, or file any articles of amendment or description of rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of, the Series B Preferred Stock, regardless of whether any such action is by means of amendment to the articles of organization or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (d) issue further Series B Preferred Stock or increase or decrease (other than by conversion) the number of authorized Series B Preferred Stock, (e) at any time while at least 30% of the originally issued Series B Preferred Stock remain issued and outstanding, (i) consummate either: (A) any Fundamental Transaction (as defined in the Articles of Amendment) or (B) any merger or consolidation of the Company with or into another entity or any stock sale to, or other business combination in which the shareholders of the Company immediately before such transaction do not hold at least a majority on an as-converted-to-Common Stock basis of the capital stock of the Company, immediately after such transaction, (ii) increase the size of the board of directors of the Company, (iii) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless such adoption, amendment or repeal has been approved by the unanimous vote of the board of directors of the Company, or (iv) retain or replace the Company's registered independent public accounting firm, independent compensation consultant or corporate counsel, or (f) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock rank on parity with the Common Stock and the Company's Series A Convertible Preferred Stock as to distributions of assets upon any liquidation, dissolution or winding-up of the Company. Upon any such liquidation, dissolution or winding-up, each holder of Series B Preferred Stock is entitled to receive the same amount that a holder of Common Stock would receive if the Series B Preferred Stock were fully converted to Common Stock (disregarding any beneficial ownership limitation), plus an additional amount equal to any dividends declared but unpaid on such shares.

Each share of Series B Preferred Stock is convertible, at any time and from time to time at the option of the holder, into 1,000 shares of Common Stock, subject to adjustment and to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting Series B Preferred Stock into Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Articles of Amendment, a copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Pre-Merger Korsana executive officers, directors and shareholders as of immediately prior to the Merger, including the Reporting Persons, entered into lock-up agreements with the Company (the "Lock-up Agreements"), pursuant to which such parties agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, currently or thereafter owned, including Common Stock issuable upon conversion of the Series B Preferred Stock issued in exchange for shares of Pre-Merger Korsana preferred stock in the Merger, but excluding, as applicable, shares purchased by Pre-Merger Korsana stockholders in the Korsana Pre-Closing Financing (including any Common Stock issuable upon exercise of Pre-Funded Warrants issued in exchange for pre-funded warrants to purchase shares of Pre-Merger Korsana common stock sold in the Korsana Pre-Closing Financing), until 180 days after the First Effective Time.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is filed as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference.

Subscription Agreement

Concurrently with the execution of the Merger Agreement, on April 1, 2026, certain investors, including Fund II and Co-Invest, entered into a Securities Purchase Agreement with Pre-Merger Korsana (the "Subscription Agreement"), pursuant to which such investors agreed to purchase shares of Pre-Merger Korsana common stock or, in lieu thereof, pre-funded warrants, representing an aggregate commitment of approximately $380.0 million, immediately prior to the First Effective Time (the "Korsana Pre-Closing Financing").

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the Korsana Pre-Closing Financing, the Company, Pre-Merger Korsana and the investors participating in the Korsana Pre-Closing Financing entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company is required to prepare and file a resale registration statement with the SEC within 30 calendar days following the closing of the Merger. The Registration Rights Agreement also provides that the Company is required to pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.7 to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are calculated based upon 45,541,425 shares of Common Stock outstanding as of September 8, 2026. The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Schedule 13D is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons' securities include (a) 6,911,174 shares of Common Stock directly held by Fund II and 2,192,555 shares of Common Stock directly held by Co-Invest, and exclude (b) 2,074,000 shares of Common Stock issuable upon conversion of 2,074 shares of Series B Preferred Stock directly held by Fund II and 66,436 shares of Common Stock issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the outstanding shares of Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: N/A.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over the shares of Common Stock held on behalf of Fund II and Co-Invest. Other than the Merger and the Korsana Pre-Closing Financing, the Reporting Persons have not had any transactions in the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Fairmount is entitled to a fee for managing and advising Fund II based upon a percentage of the net asset value of Fund II, as well as a performance fee if earned, and a performance fee if earned for managing and advising Co-Invest.

Warrant to Purchase Shares

Pursuant to the Subscription Agreement and the Merger Agreement, Fund II acquired pre-funded warrants of the Company (the "Pre-Funded Warrants") that are subject to the terms of such pre-funded warrants (the "Warrant Agreement") in the amounts disclosed in Item 5. Subject to the Warrant Maximum Percentage limitation described in the following sentence, the Pre-Funded Warrants are exercisable at any time by delivery of notice to the Company and permit Fund II to purchase Common Stock for $0.0001 per share (as adjusted from time to time, as provided in the Warrant Agreement). The Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holder, would beneficially own more than a designated percentage (the "Warrant Maximum Percentage"), initially 14.99% in the case of the Assumed Warrants and 4.99% or 9.99% in the case of the Merger Pre-Funded Warrants, of the number of shares of Common Stock then issued and outstanding. A holder may increase or decrease the Warrant Maximum Percentage, not to exceed 19.99%, by written notice to the Company, provided that any such increase requires at least 61 days' prior notice to the Company.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the forms of Pre-Funded Warrant, which are filed as Exhibits 99.8 and 99.9 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Agreement and Plan of Merger and Reorganization, dated as of April 1, 2026, by and among Cyclerion Therapeutics, Inc., Cariboos Merger Sub Corp., Cariboos Merger Sub II, LLC and Korsana Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to Cyclerion Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on April 1, 2026).

Exhibit 99.3 Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of April 17, 2026, by and among Cyclerion Therapeutics, Inc., Cariboos Merger Sub Corp., Cariboos Merger Sub II, LLC and Korsana Biosciences, Inc. (incorporated by reference to Exhibit 2.2 to Korsana Biosciences, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on September 11, 2026).

Exhibit 99.4 Articles of Amendment to the Restated Articles of Organization of Cyclerion Therapeutics, Inc., relating to the designation of the Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.6 to Korsana Biosciences, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on September 11, 2026).

Exhibit 99.5 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to Cyclerion Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on April 1, 2026).

Exhibit 99.6 Form of Securities Purchase Agreement, dated as of April 1, 2026, by and among Korsana Biosciences, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.3 to Cyclerion Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on April 1, 2026).

Exhibit 99.7 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Cyclerion Therapeutics, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on April 1, 2026).

Exhibit 99.8 Form of Korsana Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 (File No. 333-295175), filed with the SEC on April 20, 2026).

Exhibit 99.9 Form of Merger Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to Korsana Biosciences, Inc.'s Current Report on Form 8-K (File No. 001-38787), filed with the SEC on September 11, 2026).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (09/11/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/11/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (09/11/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/11/2026)
- Fairmount Healthcare Co-Invest VI L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (09/11/2026)
- Fairmount Healthcare Co-Invest VI L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (09/11/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (09/11/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (09/11/2026)